Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 T +1 212 841 1000

October 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh
Stephen Krikorian
Charli Gibbs-Tabler
Matthew Derby

Re:	Adit EdTech Acquisition Corp.
Amendment No. 10 to Registration Statement on Form S-4
Filed September 13, 2023
File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated September 29, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, Amendment No. 3 thereto filed with the Commission on December 7, 2022, Amendment No. 4 thereto filed with the Commission on February 9, 2023, Amendment No. 5 thereto filed with the Commission on April 6, 2023, Amendment No. 6 thereto filed with the Commission on May 5, 2023, Amendment No. 7 thereto filed with the Commission on June 8, 2023, Amendment No. 8 thereto filed with the Commission on July 14, 2023, Amendment No. 9 thereto filed with the Commission on August 7, 2023, and Amendment No. 10 thereto filed with the Commission on September 13, 2023 (“Amendment No. 10”). The Company is concurrently filing Amendment No. 11 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 10. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

October 4, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 10 to Registration Statement on Form S-4 Filed September 13, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GRIID, page 234

1.

Please revise to ensure the amounts in your disclosures are accurate. For example, it does not appear the percentage decreases in bitcoin mining revenue for the three and six months ended June 30, 2023 compared to the prior interim periods on page 242 are accurate. We also note that the loss on contingency was incurred during the six months ended June 30, 2022, but is reported as a reconciling item to Adjusted EBITDA for the six months ended June 30, 2023 on page 255.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 242 and 255 in response to the Staff’s comment.

Results of Operations for the Three and Six Months Ended June 30, 2023 and 2022 Revenue

Cryptocurrency Mining Revenue, page 242

2.

We note that you continue to indicate that some days were curtailed and mining was not performed due to the decrease in the average bitcoin spot value. Please revise to indicate the average bitcoin spot value that causes you to curtail cryptocurrency mining.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 242 and 248 in response to the Staff’s comment.

Griid Infrastructure LLC and Subsidiaries

Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent

Accounting Pronouncements

Revenue Recognition, page F-63

3.

Please note that we continue to review your revenue recognition practices and disclosures applicable to your mining operations, as well as your correspondence dated September 12, 2023, and may have further comments.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that it has revised the Amended Registration Statement at pages 239, 240, F-64 and F-65 following its oral discussion with SEC staff on September 28, 2023.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

October 4, 2023

*****

Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig

Brian K. Rosenzweig

Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.
Michael Riella, Covington & Burling LLP
Jack Bodner, Covington & Burling LLP
Kerry S. Burke, Covington & Burling LLP
Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP
Steven Khadavi, Troutman Pepper Hamilton Sanders LLP
Joseph Walsh, Troutman Pepper Hamilton Sanders LLP